MNP

EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended September 30, 2023 of Electrovaya Inc. (the "Company") of our auditor's report dated January 2, 2024, which comprise the consolidated statement of financial position of the Company and its subsidiaries as of September 30, 2023, and the related consolidated statement of earning(operations), comprehensive income (loss), changes in equity, and cash flow for the year ended September 30, 2023, and the related notes relating to the consolidated financial statements of the Company as at September 30, 2023, as filed with the United States Securities Exchange Commissions ("SEC").

MNP LLP

/s/ MNP LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario, Canada
January 16, 2024

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9
1.877.251.2922 T: 416.596.1711 F: 416.596.7894